July ___, 2008

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[First]:

Given ongoing market uncertainty, the timing is certainly good for Investors Capital’s upcoming East Coast National in Boston.

Paradigm Portfolio Manager Jason Ronovech will be conducting a roundtable session on his outlook for domestic small-cap equities in light of the current market cycle. The discussion will be held from X to Y on Z, in the N room.

Jason is one of the co-portfolio managers of the Paradigm Value Fund (PVFAX), a five-star small-cap value fund designed for fee-based advisors. The fund offers true small-cap exposure, relatively unconstrained by liquidity, to be included in institutional-style asset allocation models.

Historically, recessions have been good entry points for long-term investors, and that’s especially true in small cap. You can download free supporting research at www.paradigmcapital.com/safety and repurpose the research however you like in communicating with clients and prospects.

I hope you can join us for the small-cap discussion session. If not, I would be happy to forward our findings after the event. Just call or e-mail to request the information.

Cordially,

Gordon Sacks

Vice President

gsacks@paradigmcapital.com

(518) 431-3261 direct

P.S. I hope you find the enclosed Boston map useful during your visit.

Morningstar ranking as of 6/30/08. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The prospectus contains this and other information about the Paradigm Funds. You may obtain a prospectus at www.paradigm-funds.com, or by calling the transfer agent at (800) 239-0732. The prospectus should be read carefully before investing. For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 6/30/08 the number of funds in the Small Value category tracked by Morningstar was 331 for the 3 year period and Overall Ranking, and 265 for the 5 year period.  As of 6/30/08 Paradigm Value Fund did not have 10 year rating.